

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2017

J. Craig Thompson
Chief Executive Officer
Anthera Pharmaceuticals, Inc.
25801 Industrial Boulevard, Suite B
Hayward, California 94545

      Re: Anthera Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed November 13, 2017
          File No. 333-221532

Dear Mr. Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Bradley A. Bugdanowitz, Esq.